

August 17, 2012

Via E-mail
Mr. Felipe Dutra.
Chief Financial Officer,
Anheuser-Busch Inbev SA/NV.
Brouwerijplein 1,
3000 Leuven, Belgium

> Re: **Anheuser-Busch Inbev SA NV.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 13, 2012**
> **File No. 001-34455**

Dear Mr. Dutra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Risk Factors, page 3
"Information technology failures could disrupt our operations…," page 16

1. We note your disclosure in this risk factor that a significant portion of the communication between your personnel, customers, and suppliers depends on information technology and that you could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage to intellectual property through security breach. If you have experienced any cyber attacks, security breaches or other similar events in the past, in future filings, beginning with your next Form 20-F, please confirm that you will state that fact in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Notes to Consolidated Financial Statements, page F-10

31. Contingencies, page F-61

Tax Matters, page F-61

2.   We note your disclosure that based on the opinion of legal counsel, Ambev made no provision for the profits generated abroad tax matter. We further note your disclosure that Ambev's estimate of possible losses in relation to the special goodwill reserve tax matter was based on the opinion of legal counsel. Please confirm to us that the estimates related to the Brazilian tax matters are based on the opinions of management and, if so, confirm to us that you will make this clear in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 for questions regarding cybersecurity. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director